EXHIBIT 99.1

Caledonia Mining Corporation Plc Increase to Zimbabwean Export Credit Incentive

ST. HELIER, Jersey, April 04, 2018 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE AMERICAN:CMCL) (AIM:CMCL) (TSX:CAL) (“Caledonia” or the “Company”) is pleased to announce that following the 2018 Monetary Policy Statement by the governor of the Reserve Bank of Zimbabwe in February 2018 relating to an increase in the Export Credit Incentive (“ECI”) paid to all gold miners from 2.5% to 10%, the Blanket Gold Mine (“Blanket”) has received funds commensurate with the increased level of ECI for gold produced in February 2018.

The increase in the ECI from 2.5% to 10% is expected to amount to additional income of approximately $5.1 million for the year to December 31, 2018 assuming that the ECI remains in place for 2018 and assuming a gold price of $1,260 per ounce. The incremental revenue is likely to have a material positive impact on Caledonia’s forecast EPS for the year. Recent EPS guidance issued in Caledonia’s 2017 Management Discussion and Analysis (“MD&A”) of the FY 2017 Results on March 21, 2018 of between 130 and 150 cents per share was based on an ECI of 2.5%. Revised EPS guidance assuming the increased ECI is expected to be between 165 and 190 cents per share.

Commenting on the developments, Steve Curtis, Caledonia’s Chief Executive Officer, said:

“The increase in the ECI from 2.5% to 10% is a further significant step by the Zimbabwean Government to boost investment and production in the gold mining sector. It is very pleasing to see the government delivering on previous policy statements to promote investment in the sector. As a substantial investor and producer of gold in Zimbabwe, Caledonia and our fellow shareholders in Blanket are a beneficiary of this and other recent policy changes as we invest to grow production at Blanket to 80,000 ounces by 2021. Furthermore, as we have previously announced in our 2017 MD&A Blanket will be investing an additional $4m in exploration and metallurgical test work on its satellite properties. As the business environment in Zimbabwe continues to improve we look forward to evaluating further opportunities to grow production.”

About Caledonia Mining

Caledonia’s primary asset is a 49% interest in an operating gold mine in Zimbabwe (“Blanket Mine”).  Caledonia’s shares are listed on NYSE American (symbol: CMCL) and on the Toronto Stock Exchange (symbol: CAL) and depositary interests representing the shares are traded on London’s AIM (symbol: CMCL).

As at December 31, 2017, Caledonia had cash of approximately US$12.8m.  Blanket Mine plans to increase production from 56,136 ounces of gold in 2017 to approximately 80,000 ounces by 2021; Blanket Mine’s target production for 2018 is 55,000 to 59,000 ounces. Caledonia expects to publish its results for the quarter to March 31, 2018 on or about May 14, 2018.

For further information please contact:

Caledonia Mining Corporation Plc
Mark Learmonth	Tel: +44 1534 679 802
Maurice Mason	Tel: +44 759 078 1139

WH Ireland
Adrian Hadden/Ed Allsopp	Tel: +44 20 7220 1751

Blytheweigh
Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, our plans and timing regarding further exploration and drilling and development,.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices and delays in the development of projects.

Shareholders, potential shareholders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs and risks relating to the uncertainty of timing of events including targeted production rate increase.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.